SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Telecom Argentina S.A.

Item
1.	Summary of the Resolutions approved by the Ordinary General Shareholders’ Meeting held on June 4, 2020.

2.	Composition of the Board of Directors

ITEM 1.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the Resolutions adopted by the Ordinary General Shareholders’ Meeting held on June 4, 2020

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020, due to the prohibition, limitation or restriction on the free movement of people in general, as a result of the health emergency status introduced by Necessity and Urgency Decree No. 297/2020 and successive regulations issued by the National Executive Power. The Meeting was held on the Cisco Webex video-teleconference system.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders’ Meeting Agenda.

Previous Item: “Remote Attendance to the Shareholders’ Meeting.”

It was approved that the Shareholders’ Meeting be carried out with remote attendance pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

1°) “Appointment of two shareholders to sign the Minutes of the Meeting”.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2°) “Designation of a Director and an Alternate Director to serve from the date of this Meeting and until the end of Fiscal Year 2020”.

Mr. Eduardo Enrique de Pedro was designated as regular director and Mr. Juan Santiago Fraschina was designated as alternate director to serve from the date of this Shareholders’ Meeting to the end of Fiscal Year 2020.

Mr. Fraschina will serve as alternate to Mr. de Pedro.

Mr. de Pedro and Mr. Fraschina qualify as “Independent” in accordance with the Comisión Nacional de Valores’ Rules.

3°) “Consideration of the performance of the resigning Director and Alternate Director”.

The performance of the director Mr. Sebastián Sánchez Sarmiento and of the alternate director Ms. Delfina Lynch was approved.

The Previous Item was approved by unanimous vote and items 1, 2 and 3 of the Agenda were approved by majority of the accountable votes.

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified the compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms Florencia Puch Genolet and Ms. Nadia Montenegro on behalf of the Comisión Nacional de Valores and Public Accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange, took part in the proceedings of the Shareholders’ Meeting through the Cisco Webex teleconference system.

/s/ Carlos A. Moltini
Chairman

ITEM 2.

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS

I)             Pursuant to the resolution adopted by the Ordinary General Shareholders’ Meetings held on January 31, 2018, on November 25, 2019 and on June 4, 2020, and  by the Board of Directors on its meeting held on January 31, 2018 and May 21, 2020, the composition of the Board of Directors of Telecom Argentina is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Carlos Alberto Moltini. Vice-Chairman: Mr. Mariano Marcelo Ibáñez Directors: Mr. Alejandro Alberto Urricelqui; Mr. Sebastián Bardengo, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani, Mr. Baruki Luis Alberto González and Mr.  Eduardo Enrique de Pedro. Alternate Directors: Mrs. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mrs. Claudia Irene Ostergaard, Mr. Ignacio José María Sáenz Valiente, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Martín Goslino, Mrs. Lucrecia María Delfina Moreira Savino, Mr. Saturnino Jorge Funes, Mrs. Carolina Susana Curzi and Mr. Juan Santiago Fraschina.

The members of the Board of Directors were appointed with a mandate until the end of the Fiscal Year 2020, remaining in their positions until they are replaced as provided in article 257 of the Ley General de Sociedades.

/s/ Carlos Alberto Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 4, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations